Exhibit 99.2

Employee Stock Option Exchange Program

As I mentioned at the late July “All Hands Meeting,” Seagate has been exploring ways to address the loss of value for many of the stock option grants currently held by employees.

The company’s Board of Directors has approved a proposal for a possible “stock option exchange program,” in which employees would be able to voluntarily exchange their eligible “underwater” stock options for a lesser number of options priced at the date of the grant.

This proposal requires a shareholder vote, which will occur at the next shareholder meeting on October 28, 2009.  A great deal of thought has gone into this proposal in order to ensure it addresses the needs of the business, and although there are no guarantees, we are hopeful for shareholder approval.

Should this proposal be approved on October 28, we will communicate more about the details of the program as soon as possible. In the meantime, you can learn more about this proposal by reading the preliminary proxy statement filed with the SEC and through a set of Frequently Asked Questions (“FAQs”) we have prepared.

Please be aware that even if the shareholders approve the Employee Stock Option Exchange Program:

•                  Should the stock price increase to a level where an option exchange program may not have the desired impact for shareholders or employees, we may choose to not implement the program.

•                  The estimated exchange ratios and eligibility disclosed in the preliminary proxy statement may change if Seagate’s stock price changes.

•                  The Board of Directors will decide whether to implement the program.

You do not need to do anything at the moment, although I encourage you to read the preliminary proxy statement and the FAQs if you have any questions.  If the option exchange program is launched, participation in the program is voluntary.  Seagate, its Management and Human Resources cannot give advice on whether you should or should not participate in the option exchange.  We will direct you to published materials where you can learn more about the Option Exchange Program if and when it is implemented.

Thank you.

Steve Luczo

Chief Executive Officer

August 21, 2009

Important Legal Information

The Option Exchange Program described in this communication has not yet commenced. Seagate will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) upon the commencement of the Option Exchange Program. Option holders should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.

In connection with the proposal to be voted on by Seagate’s shareholders to approve the Option Exchange Program discussed in this communication, Seagate has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. Seagate shareholders are advised to read such materials as and when they become available and before making any decisions regarding the Option Exchange Program, because they will contain important information about the proposal to be voted on by shareholders with respect to the Option Exchange Program.

Seagate shareholders and option holders will be able to obtain the written materials described above and the other documents filed by Seagate with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, shareholders and option holders may obtain free copies of the documents filed by Seagate with the SEC by directing a written request to: Seagate Technology, 900 Disc Drive, Scotts Valley, California, 95066, Attention: Investor Relations.